						Exhibit 12(e)

Entergy New Orleans, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						30-Jun

	2006	2007	2008	2009	2010	2011

Fixed charges, as defined:
Total Interest	$19,329	$21,497	$20,982	$16,965	$13,170	$11,130
Interest applicable to rentals	527	407	444	593	751	789

Total fixed charges, as defined	19,856	21,904	21,426	17,558	13,921	11,919

Preferred dividends, as defined (a)	2,501	1,745	1,602	1,454	1,569	1,666

Combined fixed charges and preferred dividends, as defined	$22,357	$23,649	$23,028	$19,012	$15,490	$13,585

Earnings as defined:

Net Income	$5,344	$24,582	$34,947	$31,025	31,005	31,070
Add:
Provision for income taxes:
Total	5,051	13,506	23,052	15,713	16,527	19,098
Fixed charges as above	19,856	21,904	21,426	17,558	13,921	11,919

Total earnings, as defined	$30,251	$59,992	$79,425	$64,296	$61,453	$62,087

Ratio of earnings to fixed charges, as defined	1.52	2.74	3.71	3.66	4.41	5.21

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	1.35	2.54	3.45	3.38	3.97	4.57

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(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.